Exhibit (a)(4)

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August 21, 2006

TO:         UNIT HOLDERS OF CONSOLIDATED RESOURCES HEALTH CARE FUND II

SUBJECT:    EXTENDING OFFER TO PURCHASE UNITS

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on July 20, 2006, (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase ALL Units of limited partnership interest (the "Units") in Consolidated Resources Health Care Fund II (the "Partnership") at the Offer Price of:

                                  $600 per Unit
                                  -------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in the Partnership without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE YET. The Offer Price is $75 higher than the highest tender offer about which the Purchasers are aware.

     o DELINQUENT FINANCIALS. The Partnership has still been unable to provide all of its current financial reports on its operations to the SEC and the limited partners.

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. The Partnership has said that it will call a meeting of limited partners to vote upon a limited partner proposal to liquidate the Partnership once it is current on its filings with the SEC, but we do not know when that will happen. Therefore, investors may not see liquidity for some time.

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS AND/OR RETIREMENT ACCOUNT FEES. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. You may also avoid incurring fees for having this investment in your IRA or retirement account. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

The Purchasers are extending the Expiration Date to September 8, 2006. You can view the amended Offer materials at www.mpfi.com (Click on MPF Tenders).

After carefully reading the Offer as amended, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.